UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block, Inc. 2000 Employee Stock Purchase Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Table of Contents

Reports of Independent Registered Public Accounting Firms	1 - 2
Financial Statements
Statements of Financial Position as of June 30, 2009 and 2008	3
Statements of Income and Changes in Plan Equity for the Years Ended June 30, 2009, 2008 and 2007	4
Notes to Financial Statements	5 - 7
Signature	8
Exhibits
Consents of Independent Registered Public Accounting Firms	9 - 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Compensation Committee of the Board of Directors
of H&R Block, Inc. and the Participants of the
H&R Block, Inc. 2000 Employee Stock Purchase Plan
We have audited the accompanying statements of financial position of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) as of June 30, 2009 and 2008, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 2009 and 2008, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche, LLP
Kansas City, Missouri
September 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Compensation Committee of the Board of Directors
of H&R Block, Inc. and the Participants of the
H&R Block, Inc. 2000 Employee Stock Purchase Plan:
We have audited the accompanying statement of income and changes in plan equity of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the Plan) for the year ended June 30, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the income and changes in plan equity of the H&R Block, Inc. 2000 Employee Stock Purchase Plan for the year ended June 30, 2007 in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri
September 4, 2007

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL POSITION
JUNE 30, 2009 AND 2008

As of June 30,	2009	2008

Assets — Cash	$27,769	$28,668

Liabilities — Payable to participants	27,769	28,668
Plan equity	—	—

Total liabilities & plan equity	$27,769	$28,668

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED JUNE 30, 2009, 2008, AND 2007

Year Ended June 30,	2009	2008	2007

Participant contributions	$4,839,302	$6,868,681	$9,091,602

Participant withdrawals	(699,591)	(407,207)	(432,802)

Disbursement to purchase common stock of H&R Block, Inc.	(4,139,711)	(6,461,474)	(8,658,800)

Net additions	—	—	—

Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009, 2008, and 2007
1. Description of the Plan
     General
The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the “Company”) to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock. For purposes of the Plan, a “Subsidiary” is any corporation or other entity in which the Company owns, directly or indirectly, stock possessing fifty percent or more of the total combined voting power of all classes of stock. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was adopted by the Board of Directors of the Company on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000.
Common stock for the Plan is issued directly from the Company’s authorized but unissued shares or treasury shares. The aggregate number of shares that may be issued under the Plan cannot exceed 12.0 million.
Fidelity Management Trust Company (“Fidelity”) is the recordkeeper for the Plan.
     Eligibility
An employee of a participating subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a participating subsidiary for at least twelve months. In addition, employees must be customarily employed at least 20 hours per week and at least five months in any calendar year.
Employees who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of the Company’s or any Subsidiary’s stock are not eligible to participate.
Each eligible employee may enroll in the Plan as of the first day of an Option Period during open enrollment, which ends at least 15 days prior to the commencement of such Option Period. The Option Periods are six-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively.
     Contributions
A Plan participant can contribute from 1% to 10% of the participant’s “compensation,” as such term is defined in the Plan, through after-tax payroll deductions during the Option Period. Participants may not increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares (as determined in the case of each such share as of the first day of an Option Period) as set forth by Internal Revenue Code of 1986 (the “Code”) Section 423. The Company holds contributions until the end of the Option Period, at which point the Company issues shares for the contributions received.

During the Plan year ended June 30, 2007, contributions received in excess of the $25,000 limit were carried forward and applied to future option periods. During the Plan years ended June 30, 2009 and 2008, contributions received in excess of the $25,000 limit were refunded to participants as soon as administratively practicable. No interest is paid or accrued on the participants’ payroll deductions. Participant payroll deductions held by the Company until the end of the Option Period are used for general corporate purposes.
     Participant Withdrawals
A participant may not withdraw from the Plan at any time during an Option Period. A participant will continue to participate in the Plan unless the participant elects to withdraw during an open enrollment period. Participants who terminate their employment with the Company and its subsidiaries are not eligible to continue participation in the Plan. Upon termination of employment or death, any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.
As of June 30, 2009 and 2008, there was a liability of $27,769 and $28,668, respectively, due to participants who withdrew from the Plan or who reached the $25,000 limit as described above; however such amounts were not paid to participants until after the Plan year.
     Stock Purchase Provisions
On the first day of the Option Period (“Grant Date”), eligible employees are granted the option to purchase shares of the Company’s common stock. On the last day of the Option Period (“Purchase Date”), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company’s common stock as listed on the New York Stock Exchange. The fair value of the stock purchased for the years ended June 30, 2009, 2008, and 2007 was $4.6 million, $7.2 million, and $9.6 million, respectively. All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.
Shares purchased pursuant to the Plan and purchase price per share for common stock during the two Option Periods is as follows:

		Shares	Purchase
For the year ended	Option Period	Purchased	Price

June 30, 2009	07/01/08 – 12/31/08	99,875	$19.41

	01/01/09 – 06/30/09	141,916	15.51

June 30, 2008	07/01/07 – 12/31/07	194,211	$16.71

	01/01/08 – 06/30/08	192,012	16.75

June 30, 2007	07/01/06 – 12/31/06	202,876	$20.74

	01/01/07 – 06/30/07	213,216	20.88

     Plan Administration
The Plan is administered by the Company’s Board of Directors.
     Plan Expenses
Administrative expenses of the Plan are paid by the Company.
     Plan Termination
Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board of Directors may elect to restrict the purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.
2. Summary of Significant Accounting Policies
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Disbursements to purchase common stock are recorded when common stock is allocated to participants at 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Cash represents contributions from participants who withdrew during the Plan year or who reached the $25,000 limit as described above, but were not paid to participants until after the Plan year-end.
In May 2009, Financial Accounting Standards Board (FASB) issued guidance on subsequent events that sets forth the period after the balance sheet date during which a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009. We adopted this guidance without a material impact on our consolidated financial statements.
3. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
4. Federal Income Tax Status
The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block, Inc. 2000 Employee Stock Purchase Plan

Jeffrey T. Brown
Vice President and Corporate Controller H&R Block, Inc.
September 24, 2009